Filed by BW LPG Limited

Pursuant to Rule 425 Under

The Securities Act of 1933 and

Pursuant to Rule 14a-12 Under

The Securities Exchange Act of 1934

Subject Company: Dorian LPG Ltd.

Commission File Number: 001-36437

On September 6, 2018, BW LPG Limited (“BW LPG”) made the following communications on its Twitter and LinkedIn accounts. The full text of the article referenced in BW LPG’s communications is also set forth in full below.

LinkedIn:

“BW LPG's courtship of Dorian at standstill

The merger is high on the wish list, says Ackermann. But it is not the only wish. Click to read (subscription required) https://lnkd.in/feZFzgk #BWLPG

Important information about the proposed combination can be found @ https://lnkd.in/fxQMUmx

See Legend here https://lnkd.in/f8RHia2”

Twitter:

“BW LPG's courtship of Dorian at standstill

The merger is high on the wish list, says Ackermann. But it is not the only wish. Click to read (subscription required) https://shippingwatch.com/secure/carriers/Tanker/article10843516.ece …

See Legend here http://bit.ly/BWLPG-Legend-Combination-Nomination”

Shipping Watch: BW LPG's courtship of Dorian at standstill

By Louise Vogdrup-Schmidt

3 September 2018

BW LPG has been trying for months to buy competitor Dorian. But even a higher second offer was met with nothing but silence. "We're sitting here hoping for a response," BW LPG Chief Executive Martin Ackerman tells ShippingWatch.

First an offer and a clear response: No thanks. Then another, improved offer and still no response.

BW LPG's management has waited since July 9 for a response to increased acquisition offer the company submitted to competitor Dorian LPG.

"It's been quiet now for eight weeks from the other side, and we're sitting here hoping that a response will come at some point," CEO Martin Ackermann of BW LPG tells ShippingWatch.

In his view, the idea of making Dorian LPG a part of BW LPG makes obvious sense, but it is not certain that this view is shared by the other side of the table.

At any rate, Dorian LPG has at no time in the past four months, since BW LPG publicly showed an interest in acquiring the company, responded directly to the offers, beyond a simple and very unambiguous 'no thanks' in June this year. BW LPG has since then nominated three directors to Dorian LPG's board, and the company is now waiting for this proposal to be addressed at a general assembly at Dorian, which has yet to be scheduled.

Ackermann still hopes for a 'yes please' from Dorian LPG. But he declines to offer a concrete assessment of the possibility that Dorian will agree to become part of BW Group.

"When I look at data and facts for Dorian and BW LPG, and that's without talking gut feeling, a combination makes a lot of sense for Dorian's shareholders. And when judging by this and in terms of odds, I think the sense and thus the odds are very strong," says Ackermann:

"We're hoping for this, as we feel we have many things in common, and that they operate a very strong company."

BW LPG's fleet currently consists of 46 VLGC vessels and two newbuilds underway, and with the acquisition of Dorian the aggregate fleet could reach a total of 73 gas tanker vessels, creating what Ackermann describes as "a powerhouse in LPG shipping."

Mutual willingness necessary

The merger is high on the wish list, says Ackermann. But it is not the only wish.

"The Dorian acquisition is not something we have to do. If the shareholders aren't willing to see this as a good idea, we won't be pursuing it. When we target growth, it has to make sense, and we can do that organically as well as inorganically," explains Ackermann.

BW LPG frequently buys and sells ships in its fleet, which has an average age of around seven years. A couple of years ago BW LPG acquired competitor Aurora after a protracted process of bidding for the company, which competitor Avance Gas was also eager to buy.

Strained by weak rates

BW LPG published its interim report Thursday last week, which showed a bigger deficit in the second quarter compared to the same period 2017.

The gas tanker shipping company's revenue came to USD 61 million, achieved in daily TCE rates of USD 14,800. Revenue in the second quarter 2017 was significantly higher, at USD 91 million.

The company booked a deficit of USD 27.1 million in the second quarter this year, more than three times worse than the deficit of USD 7 million in the same period last year.

"The result is not impressive, and it's not satisfactory to us. It's also not surprising, as the rates have been so low," says Ackermann, noting that BW LPG clocked in at the higher end in terms of results among the LPG shipping companies that have published results so far.

The rates do not look set to improve anytime soon, but Ackermann is optimistic, not least due to the shipping company's volume – though he is cautiously optimistic.

New eco-design ships

Another reason for the optimism is BW LPG's opportunities to invest going forward.

Specifically, the company announced Thursday last week that it will retrofit four of its VLGC's to be able to sail on LPG with a dual-fuel engine. This makes the company better prepared to handle the upcoming environmental regulations.

BW Group owns 45 percent of the LPG carrier, and BW Group also owns 14.2 percent of Dorian LPG.

Cautionary Statement Regarding Forward-Looking Statements

These communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements relating to the solicitation of proxies of Dorian LPG Ltd.’s (“Dorian”) shareholders in connection with the nomination of Baudoin Lorans, Ouma Sananikone and Jeffrey Schwarz and regarding BW LPG’s proposed business combination transaction with Dorian (including the benefits, results, effects and timing of a transaction), all statements regarding BW LPG’s (and BW LPG’s and Dorian’s combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions.

Statements in these communications concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth of BW LPG (and the combined businesses of BW LPG and Dorian), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of BW LPG based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from BW LPG’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward–looking statements in these communications are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from unrelated parties.

Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG is unable to predict or control, that may cause BW LPG’s actual results, performance or plans with respect to Dorian to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in BW LPG’s filings with the Oslo Bors contained on BW LPG’s website.

Risks and uncertainties related to the proposed transaction with Dorian include, but are not limited to, uncertainty as to whether BW LPG will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on BW LPG’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Dorian’s businesses and operations with BW LPG's businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Many of these factors are beyond BW LPG’s control. BW LPG cautions investors that any forward-looking statements made by BW LPG are not guarantees of future performance. BW LPG disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

These communications are provided for informational purposes only and do not constitute an offer to purchase or sell or the solicitation of an offer to purchase or sell any securities. In connection with the solicitation of proxies for Dorian’s 2018 Annual Meeting of Shareholders (including any adjournment or postponement thereof and any meeting of Dorian’s shareholders that may be called in lieu thereof, the “Annual Meeting”), BW LPG has filed a preliminary proxy statement on Schedule 14A (the “BW LPG Preliminary Proxy Statement”) and accompanying WHITE proxy card with the Securities and Exchange Commission (the “SEC”). Subject to future developments, BW LPG intends to file a definitive proxy statement on Schedule 14A (the “BW LPG Definitive Proxy Statement”) and may file a registration statement and/or exchange offer documents with the SEC in connection with a possible business combination transaction with Dorian. Investors and security holders of BW LPG and Dorian are urged to read the BW LPG Preliminary Proxy Statement, the BW LPG Definitive Proxy Statement and any registration statement(s), exchange offer document(s), and other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the Annual Meeting and/or any proposed transaction. When completed, the BW LPG Definitive Proxy Statement and accompanying WHITE proxy card will be mailed to shareholders of Dorian. Investors and security holders are able to obtain copies of the BW LPG Preliminary Proxy Statement and will be able to obtain copies of the BW LPG Definitive Proxy Statement (if and when available), without charge, at the SEC’s website, http://www.sec.gov.

Participants in Solicitation

BW Group Limited, BW Euroholdings Limited, BW LPG and certain of their respective directors and executive officers and the individuals nominated by BW LPG for election to Dorian’s Board of Directors may be deemed to be participants in any solicitation of proxies from Dorian’s shareholders in connection with the Annual Meeting and/or the proposed transaction, as applicable, under the rules of the SEC. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, are available in the BW LPG Preliminary Proxy Statement. You can obtain free copies of the BW LPG Preliminary Proxy Statement from BW LPG’s investor relations department or MacKenzie Partners, Inc., BW LPG’s proxy solicitor.